RECEIVED

2008 MAY 22 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002776

NESTLÉ S.A.

082-01252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

20th May 2008
SG/DPF/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 1 management transaction as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2320, mailto: david.frick@nestle.com) should you have any questions.

Yours sincerely,

PROCESSED
MAY 28 2008
THOMSON REUTERS

D. Frick

David P. Frick

Encl.

5/23



RECEIVED
2008 MAY 22 P 2:19
ICE OF INTERNATIONAL
CORPORATE FINANCE

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un flux RSS.

Transactions du mai 2008 au mai 2008

Emetteur: nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **1**

Emetteur	**Nestlé AG**
Date de la transaction	**19.05.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 1'000 titres** pour un montant total de **CHF 516'500.00** (soit CHF 516.50 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047

Conditions du produit	Exercice de Management Stock Options

END